

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2010

Mr. Sargent H. Berner
Chief Executive Officer
Emgold Mining Corporation
Suite 1400, 570 Granville Street
Vancouver, British Columbia, V6C 3P1
Canada

> **Re:** **Emgold Mining Corp**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed July 15, 2009**
> **Response Letter Dated March 2, 2010**
> **Response Letter Dated May 12, 2010**
> **File No. 000-51411**

Dear Mr. Berner:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief